Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

January 24, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Mara Ransom

Re:	Alta Global Group Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed December 22, 2023
File No. 333-275618

Ladies and Gentlemen:

This letter sets forth the responses of Alta Global Group Ltd, an Australian public company limited by shares (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 8, 2024 concerning the Company’s Registration Statement on Form F-1 filed with the Commission on December 22, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions refer to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Amended Registration Statement”), which is being filed herewith.

Amendment No. 1 to Registration Statement on Form F-1, filed December 22, 2023

Exhibits

1.	Counsel’s legal opinion contains an assumption (located at paragraph (b)) as to the power and authority for each party, however, this assumption is overly broad. Counsel may make this assumption as to parties other than the Company, but not as to the Company itself. Also, the assumption (located at paragraph (c)) appears to assume that the Company has taken all corporate actions necessary to authorize the issuance of the securities, and such an assumption is not permissible. Refer to Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19 located at our web-site for guidance. Please have counsel revise the opinion to remove such assumptions.

Response:

The Company acknowledges the Staff’s comment and has refiled the revised opinion as Exhibit 5.1 to Amended Registration Statement.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc:	Nick Langton, Chief Executive Officer
Neale Java, Chief Financial Officer